

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 17, 2009

Mr. David J. Gunter
Executive Vice President and Chief Financial Officer
Ocwen Financial Corporation
1661 Worthington Road, Suite 100
West Palm Beach, Florida 33409

      Re: Ocwen Financial Corporation
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed March 12, 2009
              File No. 1-13219

Dear Mr. Gunter:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Angela Connell
                    Reviewing Accountant